Exhibit 10.1

EXPRESSJET HOLDINGS, INC.

Non-Employee Director Compensation

The Company provides the following compensation, as applicable, to directors who are not employees of the Company:

Annual Retainers

The highest applicable annual retainer amount of the amounts set forth below:

Director	$30,000 per year
Committee Chair	$40,000 per year
Audit Committee Financial Expert	$50,000 per year
Chairman of the Board	$60,000 per year

Meeting Fees

Each board meeting physically attended (non-Chair)	$2,000
Each board meeting physically attended (Chair)	$3,000
Each board meeting, telephonic participation	$1,000
Each committee meeting (other than Audit) physically attended (non-Chair)	$2,000
Each committee meeting (other than Audit) physically attended (Chair)	$3,000
Each Audit Committee meeting physically attended (non-Chair	$5,000
Each Audit Committee meeting physically attended (Chair)	$7,500
Each committee meeting (all), telephonic participation	$ 500
Reimbursement of appropriate out-of-pocket expenses	

Stock Grants

- 2,000 restricted shares and 2,000 stock options upon initial election to Board
- 2,000 restricted shares and 2,000 stock options following each annual meeting

Flight Benefits

Benefits described in the Form of Amended and Restated Letter Agreement relating to certain flight benefits between the Company and each of our non-employee directors (previously filed).